

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2013

Via E-mail
Mr. F. Kevin Tylus
President and Chief Executive Officer
Royal Bancshares of Pennsylvania, Inc.
732 Montgomery Avenue
Narberth, Pennsylvania 19072

Re: **Royal Bancshares of Pennsylvania, Inc.**
        Amendment No 1 to Registration Statement on Form S-1
        Filed October 18, 2013
        File No. 333-190973

Dear Mr. Tylus:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We acknowledge your response to comment 1 of our letter to you dated September 27, 2013. Please file the investment agreement so that we can assess your response.

Questions and Answers
"Why we are conducting the offering?," page 5

2. We acknowledge your response to comment 3 of our letter to you dated September 27, 2013. Please revise the fourth paragraph to explain how you will be affected if someone else purchases the shares in the auction. Also, clarify if

the accrued dividends will still be payable if the Company Update the amount of accrued dividends, as applicable, and clarify how long dividends can be deferred.

Summary, page 10
"The Company," page 10

3. We acknowledge your response to comment 4 of our letter to you dated September 27, 2013. Please revise the third paragraph to disclose the basis for the FDIC, Pennsylvania Department of Banking and the Federal Reserve issuing Cease and Desist Order, formal written agreement and MOUs against you over the past four years and what they ordered you to do.

Risks Related to Us and Our Business, page 15

4. We acknowledge your response to comment 8 of our letter to you dated September 27, 2013. Consistent with Item 503(c), please address other risks (in addition to ability to grow) from your financial condition and declining results of operations including the risks to profits, dividends and stock price.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 if you have any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney